Mail Stop 3561

May 4, 2010

Via U.S. Mail and Fax (314) 992-6691

Bruce A. Steinke
Vice President and Controller
Ameren Corporation
1901 Chouteau Avenue
St. Louis, Missouri 63103

> **Re: Ameren Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 26, 2010**
> **File No. 001-14756**

Dear Mr. Steinke:

We have completed our review of the above referenced filing and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director